Exhibit 3.169

New York State

Department of State

Division of Corporations, State Records

and Uniform Commercial Code

41 State Street Albany, NY 12231

www.dos-state.ny.us

Filed March 15, 2006

File No. F060315000/42

ARTICLES OF ORGANIZATION OF

Cohoes Fashions of New York, LLC

FIRST: The name of the limited liability company is: Cohoes Fashions of New York, LLC.

SECOND: The county within this state in which the office of the limited liability company is to be located is: New York County.

THIRD: The address to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

Corporation Service Company

80 State Street Albany, New York 12207-2543

/s/ Cindy Rashed Reilly